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                                                                      EXHIBIT 17

November 16, 2005

Mr. William J. Sanko, Chairman
Mr. Charles D. Johnston, President & CEO
QualMark Corporation

Gentlemen:

Please accept this letter as formal notice of my resignation from the Board of Directors of QualMark Corporation, effective immediately. This decision results from the need for me to further focus on my other professional responsibilities. I have enjoyed the opportunity to be part of the Board during the past three years and to work with its management in service to its shareholders.



Sincerely,


/s/ Alan T. Valenti
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Alan T. Valenti